

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 29, 2014

Via E-mail
Warren M. Dillard
Chief Executive Officer
Vanguard Energy Corporation
1330 Post Oak Boulevard
Suite 1600
Houston, Texas 77056

      **Re:    Vanguard Energy Corporation
           Form 10-K for Fiscal Year Ended
           September 30, 2013
           Filed January 3, 2014
           File No. 333-174194**

Dear Mr. Dillard:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                       Sincerely,

                                         /s/H. Roger Schwall

                                       H. Roger Schwall
                                       Assistant Director